PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

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PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: Mr. Adam Washecka
Organization: United States Securities and Exchange Commission
Telephone Number: (202) 551-3375
Fax Number: (202) 772-9205
Total Number of Pages, Including Cover Sheet: 16
Date: April 21, 2006

FROM: Victor Tong
Mobile Number: (888) 866-1758
Fax Number: (646) 349-1096

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PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

April 21, 2006

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail stop 3561
Washington, D.C. 20549

Re:	PacificNet Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed April 19, 2005

Form 10-QSB for Fiscal Quarter Ended September 30, 2005
File No. 000-24985

VIA EDGAR—CORRESP

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on April 4, 2006, in addition to our earlier response filed on April 17. This letter clarifies our response filed on April 17. In connection with that comment letter, the SEC had asked that we amend certain filings. Per our telephone discussion, we believe most of the comments do not warrant a revision to our filings, however we understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments. As such, no filings have been amended simultaneously with submitting this correspondence.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In our routing internal financial audit meetings and financial disclosure meetings with the senior management and financial controllers of our subsidiaries, we have been over-emphasizing the fact that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that all personnel have provided all information investors require for an informed investment decision.

If you have any further questions, please feel free to contact me at my Global Forwarding Mobile Number at 888-866-1758.

Sincerely,

/s/ Victor Tong

Victor Tong, President
PacificNet, Inc.

# 1 Per your request, we are providing the following un-audited information that will essentially be replicated in our 2005 Form 10-KSB financial statements. The information is being provided to assist you in understanding the significant elements of FAS 141, Goodwill and FIN46R as those accounting standards have been applied to our financial statements.

I. AS INCLUDED IN THE RISK FACTORS SECTION OF THE 10KSB

POTENTIAL VIOLATION OF THE PRC REGULATION DUE TO INSUFFICIENT REGISTERED CAPITAL OF VIE

Through a variable interest entity (‘VIE’) being GuangZhou DianXun Company Limited (the “Dianxun-DE”), a China company controlled through business agreement, PACT is able to provide indirectly to China’s telecom operators, a wide variety of wireless internet services for mobile phones, such as SMS, Wireless Application Protocol, or WAP, which allows users to access information instantly via handheld wireless devices, and Java mobile applications. The registered capital of Dianxum-DE was approx. US$1.25m, 90% of which was funded by borrowed assets at the inception of the Company in order to obtain the operating license for the regulated VAS industry in which the VIE operates. The borrowed assets were returned to lenders subsequent to obtaining the necessary regulatory approval for the registered capital. On consolidation of this VIE for the year ended December 31, 2005, we reduced the registered capital of the VIE to $125,000 to reflect the fair value of NAV at time of acquisition. In this regard, we will not be able to continue our business operations through this VIE if the regulatory authority do not renew the licenses due to insufficient registered capital. For indicative purpose , the minimum capital requirement required in Shanghai, China, in order to get a provincial VAS license is Rmb1,000,000 (or US$125,000) (see public information http://www.2008-fuwa.cn/zhuce/zdziben.htm.)

II. AS A SIGNIFICANT ACCOUNTING POLICY

Principles of consolidation and basis of presentation

The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. Investments in entities in which the Company can exercise significant influence, but which are less than majority owned and not otherwise controlled by the Company, are accounted for under the equity method.

The Company has adopted FASB Interpretation No. 46R “Consolidation of Variable Interest Entities” (“FIN 46R”), an Interpretation of Accounting Research Bulletin No. 51. FIN 46R requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIEs or is entitled to receive a majority of the VIE’s residual returns. Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities. Acquisitions of subsidiaries or variable interest entities are accounted for using the purchase method of accounting. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated statements of operations from the effective date of acquisition.

Initial Measurement of VIE- The Company initially measures the assets, liabilities, and non-controlling interests of the DEs at their fair values at the date of acquisitions. Goodwill is recorded for the excess of the fair value of the newly consolidated assets and the reported amount of assets transferred by the primary beneficiary to the variable interest entity over the sum of the fair value of the consideration paid, the reported amount of any previously held interests, and the fair value of the newly consolidated liabilities and non-controlling interests are allocated and reported as a pro rata adjustment of the amounts that would have been assigned to all of the newly consolidated assets as if the initial consolidation had resulted from a business combination.

Accounting After Initial Measurement of VIE - Subsequent accounting for the assets, liabilities, and non-controlling interests of a consolidated variable interest entity are accounted for as if the entity were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:

•	Carrying amounts of the VIE are consolidated into the financial statements of PACT as the primary beneficiary (referred as “Primary Beneficiary” or “PB”);

•	Intercompany transactions and balances, such as revenues and costs, receivables and payables between or among the Primary Beneficiary and the VIE(s) are eliminated in their entirety; and

•	Because there is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest.

In compliance with PRC’s foreign investment restrictions on Internet Content Provider and Value Added Telecom Services Provider’s laws and regulations, the Company conducts all of its value added services for telecom in China via the following significant domestic Variable Interest Entities, or VIEs below. The respective management agreements between the DE’s and WOFE’s create a variable interest and accordingly, these two DEs are consolidated as VIE through their respective WOFE’s from the date of acquisition.

The following is a summary of all the VIEs of the Company:

•
Beijing GuangZhou DianXun Company Limited (the “Dianxun-DE”), a China company controlled through business agreement. Through Dianxun-DE, the VIE, PACT is able to provide indirectly to China’s telecom operators, a wide variety of wireless internet services for mobile phones, such as SMS, Wireless Application Protocol, or WAP, which allows users to access information instantly via handheld wireless devices, and Java mobile applications. The businesses of DEs are managed by their original management teams. Clickcom DE is owned by Zhang Ming, CEO 60û, Lai Jinnan, COO 30û, Liu Dong, CTO 10û of the Company. The adjusted registered capital of the VIE is $125,000 (the original registered capital of Dianxun-DE was approx. US$1.25m but was adjusted down to reflect the fair value of NAV at time of acquisition, please see risk factor section in relation to insufficient registered capital). The DE’s board of directors has the power to appoint the General Manager of the DE who in turn has the power to appoint other members of the management. PACT does not directly participate in the daily operation of the DE. It however has the power to change the management, if needed, because PACT is directly or indirectly controlling the board of this VIE. As at the December 31, 2005, Dianxun-DE’s revenue and net income accounted for approximately 1.5% and 0% of our consolidated revenues and net income before minority interests respectively.

•
Beijing Guangzhou Sunroom Information Industrial Co., Ltd.(“Sunroom-DE”), a PRC registered Domestic Enterprise (DE), controlled by PACT through a series of contractual agreements. It is responsible for VAS in China under its ICP and VAS licenses. Its is 31% owned by Wang Yongchao (CEO), 41.4% owned by Liao Mengjiang (COO) and 27.6% owned by non-participating shareholder, Sun Zhengquan. The registered capital of the DE Company is $4.0 million. Sunroom-DE is required to transfer their ownership in these entities to our subsidiaries when permitted by PRC laws and regulations and all voting rights are assigned to us. As at the December 31, 2005, Sunroom-DE’s revenue and net loss accounted for approximately 11% and -1.2% of our consolidated revenues and net income before minority interests respectively.

The initial capital investments in these VIEs were not funded by us but we have provided loans to these VIEs to fund their R&D and expansion plans and therefore no goodwill was generated from the consolidation of the VIEs. As of December 31, 2005, the amount of loans to Clickcom DE and Sunroom DE were approximately US$256,000 (low interest at 2%) and US$250,000 (interest free) respectively. None of the VIEs’ assets were collateralized for our loans. Given the fact that we do not have direct ownership interests in these VIEs, the creditors of these VIEs will not have recourse to the general credit of our group being the primary beneficiary.

Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to us. We have the power to appoint all directors and senior management personnel of the VIEs. Through our wholly-owned subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services

Business combinations

The Company accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets and liabilities the Company acquired based on their fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based on valuations using management's estimates and assumptions including its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

Goodwill and intangible assets, net

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs. Under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets (“SFAS 142”),” goodwill is no longer amortized, but tested for impairment upon first adoption and annually, thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses goodwill for impairment periodically in accordance with SFAS 142.

The Company applies the criteria specified in SFAS No. 141, “Business Combinations” to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Per SFAS 142, intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” The Company reviews the amortization methods and estimated useful lives of intangible assets at least annually or when events or changes in circumstances indicate that it might be impaired. The recoverability of an intangible asset to be held and used is evaluated by comparing the carrying amount of the intangible asset to its future net undiscounted cash flows. If the intangible asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds the fair value of the intangible asset, calculated using a discounted future cash flow analysis. The Company uses estimates and judgments in its impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different.

III. AS NOTES TO THE FINANCIAL STATEMENTS

Note A. Business Acquisitions

In year 2004:

➢	GUANGZHOU YUESHEN TAI YANG TECHNOLOGY LTD. ("YUESHEN")

On April 12, 2004, the Company acquired 51% of the stock of Guangzhou YueShen Tai Yang Technology Ltd., a telecommunication company located in PRC Guangzhou.

The details of the acquisition are as follows:

On April 12, 2004, the Company, through its subsidiary PacificNet Strategic Investment Holdings Limited, consummated the acquisition of a 51% controlling interest (the "Acquisition") in Guangzhou YueShen TaiYang Technology Limited, a newly formed company incorporated in the People's Republic of China ("Yueshen"). The Company acquired the controlling interest in Yueshen through the purchase of 85 shares (representing 100% of the issued and outstanding shares, the "Shanghai Shares") of Shanghai Classic Group Limited, the beneficial owner of the 51% controlling interest in Yueshen. The consideration for the Acquisition was an aggregate value of approximately USD$1,196,143, which was paid in cash and shares of common stock of the Company (the "Common Stock"), and a warrant to purchase up to 50,000 shares of Common Stock. The consideration was paid as follows:

(i) approximately USD$616,195 by delivery of 106,240 shares of Common Stock as consideration for the purchase of 51û of the Shanghai Shares from Yan Kuan Li ("Ms. Li") within thirty (30) days of the signing of the agreement for the Acquisition. All of the Common Stock deliverable to Ms. Li is being held in escrow pursuant to the terms of an escrow agreement, which provides that the Common Stock will be released in installments over the twelve month period following the consummation of the Acquisition, provided, that Yueshen attains certain net income milestones during such period. In the event there is a shortfall in the net income during the period Ms. Li shall return to the Company shares of Common Stock equivalent to the dollar amount of such shortfall divided by $5.80; and

(ii) approximately USD$338,303 in cash as consideration for the purchase of 34 of the Shanghai Shares from Avatar Trading, Ltd. ("Avatar") within thirty (30) days of the closing of the Acquisition; and

(iii) approximately USD$241,645 in cash directly to Yueshen within thirty (30) days of the closing of the Acquisition, as consideration for the purchase of the Yueshen shares by Shanghai.

(iii) A common stock purchase warrant to purchase 50,000 shares of PACT common stock, par value $0.0001 per share. The exercise price under this warrant shall be the 5-Day volume weighted average price of the common stock of PACT before the signing date of this Agreement, exercisable within 3 years from the date of issuance. The warrants are considered contingent consideration and have not been valued as the contingency has not been met. Those warrants were cancelled during year 2005

The cash portion of the purchase price for the Acquisition was from working capital of the Company. The value of the common shares issued was determined based on the average market price of PACT’s common shares over a reasonable period before and after the terms of the acquisition were agreed to and announced.

A summary of the assets acquired and liabilities assumed in the acquisition follows:

Estimated fair values:
Current Assets	$211,886
Property Plant and equipment	38,917
Goodwill	1,100,585
Total Assets Acquired	1,351,388
Current Liabilities assumed	(155,245)
Long Term Liabilities assumed	--
Net assets acquired	$1,196,143

Goodwill of $1,100,585 represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes and the total amount of goodwill by reportable segment in the distribution of was $1,100,585.

In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for Yueshen acquisition is based on management’s estimates and its overall industry experience . Immediately after the signing of the definitive agreement, the Company obtained effective control over Yueshen. Accordingly, the operating results of Yueshen have been consolidated with those of the Company starting April 12, 2004. Pursuant to SFAS 141 “Business Combinations”, the earn-out consideration is considered contingent consideration, which will not become certain until the audited combined after-tax profit of US$224,000 for 15 months ended March 31, 2005 is available. , the contingent consideration has been reflected in the consolidated financial statements of the Group as at December 31, 2004.

Unaudited pro forma consolidated financial information
Disclosure for the year ended December 31, 2005 and 2004
The following un-audited pro forma consolidated financial information for the years ended December 31, 2004 and 2005, as presented below, reflects the results of operations of the Company assuming the acquisition occurred on January 1, 2004 and 2005 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and 2005 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2004	2005
Yueshen	(un-audited and in thousands of U.S. dollars)
Revenues	12,547	Fully
Operating income	--
Net earnings attributable to shareholders	182	Consolidated
Earnings per share - basic (cents)	0.02
Earnings per share - diluted (cents)	--	In 2005

➢	SMARTIME HOLDINGS LIMITED ("SMARTIME")

On September 15, 2004, the Company acquired 51% of the stock of Smartime Holdings Limited , its subsidiary, Soluteck Technology (Shenzhen) Company Limited, specializes in outsourcing IT services located in PRC Shenzhen.

The details of the acquisition are as follows:

On September 15, 2004, the Company, through its subsidiary PacificNet Strategic Investment Holdings Limited, consummated the acquisition of a 51% controlling interest (the "Acquisition") in Soluteck Technology (Shenzhen) Company Limited, a corporation incorporated in Shenzhen, China ("Soluteck"). The Company acquired the controlling interest in Soluteck through the purchase of 630 shares (the "Shares") of Smartime Holdings Limited("Smartime"), the beneficial owner of a 81% controlling interest in Soluteck, from the shareholders of Smartime. The consideration for the Acquisition was payable as follows:

(i) USD$500,000, payable in shares of common stock of the Company (the "Common Stock"), equivalent to 100,000 restricted shares (the "Shares") of Common Stock, based on a fair market value of $5.00, deliverable within 30 days of signing the Agreement. All of the Shares deliverable to the Shareholders are being held in escrow pursuant to the terms of an escrow agreement, which provides that the Common Stock will be released in installments over the twelve month period ending on September 30, 2005; provided, that Soluteck meets certain net income milestones during such period. If at the end of the second twelve month period ending on September 30, 2006, there is a shortfall in Soluteck's net income, the Shareholders shall return to the Company Shares equivalent to the dollar amount of such shortfall divided by $5.00; and

(ii) warrants to purchase up to 50,000 shares of common stock at an exercise price equal to the 5 day volume weighted average price of the Company's common stock before the signing of the Agreement. The warrants are exercisable for a period of 3 years from the date of issuance. The warrants are considered contingent consideration and have not been valued as the contingency has not been met. Those warrants were cancelled during year 2005

In connection with the Acquisition, the Company's subsidiary has agreed to provide Soluteck with an operating loan of RMB 3,000,000; provided, that Soluteck secures certain contracts with Huawei. The loan would mature within 3 years with interest at a rate of 4% per year.

The Shares are restricted shares issued under an exemption from registration of the Securities Act of 1933, as amended. If at the time the Shareholders are eligible to sell the Shares under Rule 144, the fair market value of the Common Stock is less than USD$3.50, the Company shall issue additional shares of Common Stock for an aggregate amount of USD$100,000, up to a maximum of 60,000 shares of Common Stock. If at such time the fair market value of the Common Stock is more than USD$8.00 per share, the Shareholders and the Company will share on an equal basis any excess over USD$8.00 per share.

The value of the common shares issued was determined based on the average market price of PACT’s common shares over a reasonable period before and after the terms of the acquisition were agreed to and announced.

A summary of the assets acquired and liabilities assumed in the acquisition follows:

Estimated fair values:
Current Assets	$460,957
Property Plant and equipment	60,505
Intangible Assets	562
Goodwill	233,000
Total Assets Acquired	755,024
Current Liabilities assumed	(255,024)
Net assets acquired	$500,000

Goodwill of $233,000 represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes and the total amount of goodwill by reportable segment for Business Process Outsourcing was $3,543,000.

In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for Smartime acquisition is based on an management’s estimates and overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over Smartime. Accordingly, the operating results of Smartime have been consolidated with those of the Company starting September 15, 2004. Pursuant to SFAS 141 “Business Combinations”, the earn-out consideration is considered contingent consideration, which will not become certain until the audited combined after-tax profit of US$250,000 for the 12 months ended September 30, 2005 is available. All the contingent consideration has been reflected in the consolidated financial statements of the Group as at December 31, 2004.

Unaudited pro forma consolidated financial information
Disclosure for the year ended December 31, 2005 and 2004
The following un-audited pro forma consolidated financial information for the years ended December 31, 2004 and 2005, as presented below, reflects the results of operations of the Company assuming the acquisition occurred on January 1, 2004 and 2005 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and 2005 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2004	2005
Smartime	(un-audited and in thousands of U.S. dollars)
Revenues	1,830	Fully
Operating income	--
Net earnings attributable to shareholders	269	Consolidated
Earnings per share - basic (cents)	0.037
Earnings per share - diluted (cents)	--	In 2005

In year 2005:

➢	PACIFICNET CLICKOM LIMITED

On December 16, 2004, we entered into an agreement to acquire a controlling interest in Guangzhou Clickcom Digit-net Science and Technology Ltd. ("Clickcom-WOFE") through the purchase of a 51% interest of Clickcom-WOFE’s parent company, PacificNet Clickcom Limited, a British Virgin Islands Company (“Clickcom-BVI”) from three shareholders, Mr. Jinnan Lai, Mr. Ming Zhang and Mr. Dong Liu who are majority shareholders of GuangZhou DianXun Company Limited (“Dianxun-DE”), a PRC registered Domestic Enterprise (DE) either. The acquisition was completed on March 28, 2005 upon receipt of the required business license and approval from the local government.

The purchase consideration for 51% of Clickcom is approximately one million, which payable 30% in cash and 70% in restricted shares of PACT. The purchase price is payable upon achievement of certain quarterly earn-out targets based on net profits, through the issuance of 130,000 restricted shares of common stock of PacificNet. PacificNet will also issue warrants to purchase 50,000 shares of PacificNet's common stock. The warrants are considered contingent consideration and have not been valued as the contingency has not been met. The warrants were cancelled due to Clickcom inability meet the profit target of 2005.

The cash portion of the purchase price for the Acquisition was from working capital of the Company. The value of the common shares issued was determined based on the average market price of PACT’s common shares over a reasonable period before and after the terms of the acquisition were agreed to and announced.

A summary of the assets acquired and liabilities assumed for Clickcom WOFE in the acquisition follows: (Un-audited)

Estimated fair values:
Current Assets	$136,474
Property Plant and equipment	--
Goodwill	391,352
Total Assets Acquired	$527,802
Current Liabilities assumed	--
Long Term Liabilities assumed	--
Net assets acquired	$527,802

Goodwill of $781,526 represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes and the total amount of goodwill by reportable segment for VAS was $9,961,000.

In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for Clickcom acquisition is based on an management’s estimates and overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over Clickcom. Accordingly, the operating results of Clickcom have been consolidated with those of the Company starting December 16, 2004. Pursuant to SFAS 141 “Business Combinations”, the earn-out consideration is considered contingent consideration, which will not become certain until the audited combined after-tax profit of US$600,000 for 12 months ended December 31, 2005 is available. Accordingly, the contingent consideration of US$390,000 being 78,000 restricted shares at US$5.0 per share has not been reflected in the consolidated financial statements of the Group as at December 31, 2005 due to performance target not met.

Unaudited pro forma consolidated financial information
Disclosure for the year ended December 31, 2005 and 2004
The following un-audited pro forma consolidated financial information for the years ended December 31, 2004 and 2005, as presented below, reflects the results of operations of the Company assuming the acquisition occurred on January 1, 2004 and 2005 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and 2005 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2004	2005
Clickcom	(un-audited and in thousands of U.S. dollars)
Revenues	N/A	34,801
Operating income		2,211
Net earnings attributable to shareholders	Newly	2,092
Earnings per share - basic (cents)		0.17
Earnings per share - diluted (cents)	Acquired	0.20

➢	GUANGZHOU 3G INFORMATION TECHNOLOGY CO. LTD

On March 30, 2005 we entered into an agreement to acquire a controlling interest in Guangzhou 3G Information Technology Co. Ltd. (“Guangzhou3G-WOFE”), a PRC registered wholly owned foreign enterprise (WOFE), through the purchase of a 51% interest of Guangzhou 3G's parent company, Pacific 3G Information & Technology Co. Limited, a British Virgin Islands Company (“Guangzhou3G-BVI”) from three shareholders, ASIAFAME INTERNATIONAL LIMITED, STARGAIN INTERNATIONAL LIMITED, and TRILOGIC INVESTMENTS LIMITED. All of above three shareholders are incorporated in BVI. Guangzhou3G-WOFE conducts it VAS operations with Guangzhou Sunroom Information Industrial Co., Ltd. (“Sunroom-DE”), a PRC registered Domestic Enterprise (DE), through a series of contractual agreements.

The details of the acquisition are as follows:

The purchase price for 51% controlling interest is approximately $5.9 million which payable 29% in cash and 71% in restricted shares of PACT. The purchase price includes $500,000 cash payable to Guangzhou 3G, and the remaining amount payable to the selling shareholders through the issuance of 522,750 restricted shares of common stock of PacificNet plus $1.18 million cash payable to the sellers upon achievement by Guangzhou 3G of certain quarterly earn-out targets based on net profits. PacificNet also issue warrants to purchase 100,000 shares of PacificNet's common stock. The warrants have been cancelled before the end of 2005.

The cash portion of the purchase price for the Acquisition was from working capital of the Company. The value of the common shares issued was determined based on the average market price of PACT’s common shares over a reasonable period before and after the terms of the acquisition were agreed to and announced.

A summary of the assets acquired and liabilities for Guangzhou 3G WOFE assumed in the acquisition follows: (Un-audited)

Estimated fair values:
Current Assets	$253,000
Property Plant and equipment	--
Goodwill	$4,041,800
Total Assets Acquired	$4,294,200
Current Liabilities assumed	--
Long Term Liabilities assumed	--
Net assets acquired	$4,294,200

Goodwill of $4,041,800 represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes and the total amount of goodwill by reportable segment for VAS was $9,961,000.

In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for Guangzhou3G acquisition is based on an management’s estimates and overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over Guangzhou3G. Accordingly, the operating results of Guangzhou 3G have been consolidated with those of the Company starting March 30, 2005. Pursuant to SFAS 141 “Business Combinations”, the earn-out consideration is considered contingent consideration, which will not become certain until the audited combined after-tax profit of US$2,000,000 for the 12 months ended December 31, 2005 is available. Accordingly, the contingent consideration of US$2,356,200 being 294,525 shares at US$8.0 per share has not been reflected in the consolidated financial statements of the Group as at December 31, 2005.

Unaudited pro forma consolidated financial information
Disclosure for the year ended December 31, 2005 and 2004
The following un-audited pro forma consolidated financial information for the years ended December 31, 2004 and 2005, as presented below, reflects the results of operations of the Company assuming the acquisition occurred on January 1, 2004 and 2005 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and 2005 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2004	2005
GZ3G	(un-audited and in thousands of U.S. dollars)
Revenues	N/A	30,362
Operating income		4,000
Net earnings attributable to shareholders	Newly	2,262
Earnings per share - basic (cents)		0.19
Earnings per share - diluted (cents)	Acquired	0.21

➢	SHENZHEN GUHAIGUANCHAO INVESTMENT CONSULTANT COMPANY LIMITED ("CHINAGOHI")

On Dec 14, 2005, the Company acquired 51% of the stock of Shenzhen GuHaiGuanChao Investment Consultant Company Limited (“ChinaGoHi”)

The details of the acquisition are as follows:

On December 19, 2005, we closed an agreement to purchase a 51% interest in Shenzhen GuHaiGuanChao Investment Consultant Company Limited (“ChinaGoHi”), a wholly-owned foreign enterprise (WOFE) registered in China and a provider of DRTV infomercial marketing company for financial advisory services in China. On October 3, 2005 we announced that we had signed an agreement dated as of September 30, 2005 to acquire 51% of the outstanding shares of ChinaGoHi from Hitching International Corporation (“HIC”), the former majority owner of ChinaGoHi to be closed upon the completion of due diligence and the approval of the WOFE structure by China's Industry and Commerce Department.

As a result of the due diligence process and receipt of the Chinese government's WOFE approval, we and HIC agreed to amend the Sale and Purchase Agreement and entered into a Supplementary Agreement dated as of December 1, 2005 (the “Supplementary Sale and Purchase Agreement”) and permitted us to have direct ownership of ChinaGoHi through the acquisition of 51% of the outstanding shares from Lion Zone Holdings Limited instead of HIC.

We agreed to purchase 12,850 existing ordinary shares (the “Sale Shares”) of ChinaGoHi from Lion Zone Holdings Limited (the “Seller”) and to subscribe 5,000 newly issued ordinary shares (the "Subscription Shares") from the Seller, which together with the Sale Shares, being 17,850 or 51% of the 35,000 entire outstanding shares of ChinaGoHi. The purchase price for 51% of the outstanding shares of ChinaGoHi is an aggregate of US$10.2 million: US$2.1 million payable in cash to the Seller and US$6.6 million in shares (approximately 825,000 shares) of our common stock valued at $8 per share. The purchase price is payable upon achievement of certain quarterly earn-out targets based on net profits, through the issuance of our 825,000 shares. In addition, we has agreed to issue our restricted shares, a number to be based on 51% of the net cash divided by the 60-day volume weighted average price of PACT, upon auditor's certification of ChinaGoHi’s US$7 million accumulated net cash profit for the fiscal years ended 2003, 2004 and 2005 (subject to completion of 2005 annual USGAAP audit).

The cash portion of the purchase price for the Acquisition was from working capital of the Company. The value of the common shares issued was determined based on the average market price of PACT’s common shares over a reasonable period before and after the terms of the acquisition were agreed to and announced.

A summary of the assets acquired and liabilities assumed in the acquisition follows: (Un-audited)

Estimated fair values:
Current Assets	$4,797,090
Property Plant and equipment	157,376
Goodwill	1,258,689
Total Assets Acquired	$6,213,155
Current Liabilities assumed	(2,838,110)
Long Term Liabilities assumed	--
Net assets acquired	$3,375,045

Goodwill of $ 1,258,689 million represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes and the total amount of goodwill by reportable segment for VAS was $9,961,000.

In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for ChinaGohi acquisition is based on management’s estimates and overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over ChinaGohi. Accordingly, the operating results of ChinaGohi have been consolidated with those of the Company starting December 19, 2005. Pursuant to SFAS 141 “Business Combinations”, the earn-out consideration is considered contingent consideration, which will not become certain until the audited combined after-tax profit of US$4,500,000 for 15 months ending December 31, 2006 is available. Accordingly, the contingent consideration of US$6,825,000 being 687,000 restricted shares at US$8 per share and cash of US$1,325,000 have not been reflected in the consolidated financial statements of the Group as at December 31, 2005.

Unaudited pro forma consolidated financial information
Disclosure for the year ended December 31, 2005 and 2004
The following un-audited pro forma consolidated financial information for the years ended December 31, 2004 and 2005, as presented below, reflects the results of operations of the Company assuming the acquisition occurred on January 1, 2004 and 2005 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and 2005 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2004	2005
Lion Zone	(un-audited and in thousands of U.S. dollars)
Revenues	N/A	30,888
Operating income		2,350
Net earnings attributable to shareholders	Newly	1,114
Earnings per share - basic (cents)		0.09
Earnings per share - diluted (cents)	Acquired	0.10

Note B. Goodwill

The Company has one class of goodwill arising from the business combinations resulting from the acquisitions of our subsidiaries. We currently have seven (7) reporting units: Lion Zone, Linkhead, EPRO, YueShen, Smartime/Soluteck, Clickcom-WOFE, and Guangzhou 3G-WOFE for the purpose of goodwill assessment. We determine our reporting units if the entity constituted a business, financial information was available, and segment management can regularly review the operating results of that component. We allocated goodwill amongst the reporting units based on the consideration paid in shares and cash minus the proportional share of the fair value of net assets and liabilities at the time of acquisition specific to each reporting unit. The fair value of each reporting unit represents the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties in an open marketplace.

The total carrying amount of goodwill recorded on the balance sheet at December 31, 2005 is US$14,604,000 and the changes in the carrying amount of goodwill for the following reporting periods are summarized below:

(US$000s)	VAS	Outsourcing	Distribution of Communications Products	Total
Balance as of December 31, 2003	(147)	567	-	420
Goodwill acquired during the year	4,416	2,976	1,100	8,492
Impairment losses
Goodwill written off related to sale of business unit
Balance as of December 31, 2004	4,269	3,543	1,100	8,912
Goodwill acquired during the year	5,692		--	5,692
Impairment losses
Goodwill written off related to sale of business unit
Balance as of December 31, 2005	9,961	3,543	1,100	14,604

The Company assesses the need to record impairment losses on our goodwill assets at least annually or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The assessment includes using a combination of qualitative/quantitative analyses such as DCF/PE multiples based on 5 year profit forecasts, and published comparables, where applicable. The Company concluded that there have been no material adverse changes on the operating environments during the reporting periods that would have otherwise affected the carrying value of the goodwill. In addition, there has been no disposal of any reporting subsidiaries and, as a result, no gain or loss is recognized during those reporting periods.

The following table summarizes goodwill from the Company’s acquisitions during 2005 and 2004:

	December 31,
	2005	2004
	(In thousands)
EpEpro	$3310	$3310
Li Linkhead	4269	4269
Yueshen	1100	1100
Smartime	233	233
Clickcom	391
3G	4042
Lion Zone	1259
Total	$14604	8912

Note C. Variable Interest Entities

The Company has determined that two of its consolidated entities acquired are considered variable interest entities pursuant to FIN 46(R), “Consolidation of Variable Interest Entities”, and accordingly, has consolidated those entities..

For Sunroom DE, the management’s assessment of the fair value of Sunroom DE’s assets and liabilities at the date of acquisition is not materially different from the adjusted book value. Accordingly, the Company accounts for the VIE as if the initial consolidation had resulted from a business combination. Likewise for Clickcom DE, the management’s assessment of the fair value of Clickcom DE included the write-down of assets not recoverable.

As a result of consolidating the Sunroom VIE, of which PACT’s wholly owned subsidiary, PacificNet Strategic Investment Holdings Limited, is the primary beneficiary, the Company has recognized minority interest of approximately $1,546,000 on its consolidated balance sheet for 2005 which represents the difference between liability and equity amounts in the consolidated balance sheet.

As a result of consolidating the Clickcom VIE, of which PACT’s wholly owned subsidiary, PacificNet Strategic Investment Holdings Limited, is the primary beneficiary, the Company has recognized minority interest of approximately $122,000 on its consolidated balance sheet for 2005 which represents the difference between liability and equity amounts in the consolidated balance sheet.

#4 Response to the determination of acquisition cost:

In relation to the acquisition cost determination, according to FAS 141 paragraph 22, we estimate the fair value of an acquired entity according to the market price of PACT common stock for a reasonable period, i.e. from the date of the Sales and Purchase agreement signed to the date the whole acquisition completed. We also recognized the possible effects of stock price fluctuation in such period.

The detailed determination of acquisition cost for different acquiree during year 2004 and 2005 is summarized in below table:

Acquiree	SP Agreement signing Date	Completion Date	Market Ave.Price	Acquisition Price	Valuation period
Cheer Era	7-Apr-04	10-Apr-04	$5.12	$5.16	Apr.02-15 of 2004
Yue Shen	12-Apr-04	15-Apr-04	$5.10	$5.80	Apr.05-15 of 2004
Smartime	15-Sep-04	15-Dec-04	$4.88	$5.00	Sep.10-Dec15 of 2004
Clickcom	16-Dec-04	28-Mar-05	$8.50	$5.00	Dec.13 of 2004-Mar. 28 of 2005
Sunroom	30-Mar-05	25-Apr-05	$8.11	$8.00	Mar.24-Apr.28 of 2005
GHGC	19-Dec-05	1-Mar-06	$7.57	$8.00	Dec.14 of 2005 -Mar. 7 of 2006

Note: The period from the date the Sales and Purchase agreement signed to the date the whole acquisition completed is differ from one acquiree to another. During the period, we need to: 1. obtain necessary business license for SPV (i.e., BVI and WOFE); 2. Get approval from the board of PACT and acquiree. These two issues caused the interval difference based on the actual situation.

*****

We are finalizing the consolidated financial statements. If required, we will file them in a supplemental response on Monday, April 24, 2006. If you have any questions at all or seek further clarification on any of the responses to the accounting comments, please feel free to contact me on my Global Forwarding Mobile number at 888-866-1758.

Sincerely,

/s/ Victor Tong

Victor Tong, President